Exhibit 99.1

Silynxcom Announces Development of New AI-Powered Wearable Technology to Strategically Target the Counter-Drone Defense Market

New standalone product platform under development would position Silynxcom to address a significantly expanded defense market beyond its traditional tactical communication accessories business

AI-powered acoustic drone detection is being designed to give individual soldiers real-time threat warnings, which would be capable to connect through an autonomous mesh network where multiple devices can share alerts across an entire platoon, without requiring integration with existing tactical communication systems.

NETANYA, Israel, Oct. 21, 2026 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a developer of advanced soldier-worn tactical communication solutions, today announced its strategic entry into the counter-uncrewed aircraft systems (“C-UAS”) market through the development of a new wearable drone detection and early-warning platform powered by artificial intelligence (“AI”). The Company aims to address one of the most persistent challenges in modern warfare: protecting individual soldiers from drone threats while on the move.

The wearable detection device, currently at prototype stage, is designed to detect drone acoustic signatures in real time. Because the system relies on acoustic signatures rather than detecting drone radio transmissions, it is designed to identify threats that conventional radio frequency-based detectors may miss, including fiber-optic guided drones. These drones emit no radio signal, but every drone makes noise.

According to a Fortune Business Insights anti-drone market study, the market for C-UAS detection and interdiction technologies is projected to grow from $3.88 billion in 2026 to $16.45 billion by 2034, a compound annual growth rate of 19.79%.

Rather than an enhancement to existing tactical communication equipment, Silynxcom is developping this new platform as a standalone product. It is designed to operate without integration into tactical radio systems, while retaining the option to connect with existing tactical communication equipment where customers require it.

This architecture is intended to enable Silynxcom to address a broader range of military customers, operational requirements and defense procurement programs, creating the potential for a new business line and an additional growth engine alongside the Company’s existing business of ruggedized tactical communication headset devices.

From Individual Soldier Protection to Networked Unit Defense

The wearable detection device’s on-device AI analyzes potential drone signatures and the wearer receives an alert. The acoustic detection capability builds on Silynxcom’s combat-proven personnel headset, which already amplifies drone sounds for soldiers in the field while protecting their hearing from the continuous and sudden noise of the battlefield.

A mesh networking capability is under development and is being designed to allow multiple wearable devices to connect and form coordinated protection groups, such that an alert generated by one device could be shared across connected platoon members, enabling collective situational awareness and coordinated early warning without dependence on existing infrastructure.

The modular approach is intended to allow customers to deploy the technology for individual soldier protection or scale it across military units, according to their operational needs.

Dedicated and Experienced C-UAS Development Team

The Company is establishing a dedicated team to lead its counter-drone activities. The team includes recently recruited professionals with years of experience in drone technologies, including at leading drone manufacturers in Israel. The team will draw on Silynxcom’s experience in tactical acoustics, soldier-worn electronics and ruggedized military equipment to accelerate development of the new business.

Nir Klein, Chief Executive Officer of Silynxcom, commented: “From Ukraine to the Middle East, modern warfare has brought the drone threat down to the individual soldier. Troops need warning that moves with them as they disperse and operate beyond defended positions. Fixed-site defenses are important, but they are only one part of the protection soldiers need. This initiative represents more than the development of a new product. It marks our strategic entry into an entirely new defense market.

By designing a wearable detection device combined with networked group protection, we aim to help address the protection gap at the individual-soldier level and turn one soldier’s drone warning into shared awareness across a connected platoon. We believe this can establish a new platform for long-term growth.”

About Silynxcom Ltd.

We develop, manufacture, and sell ruggedized tactical protective and communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers, homeland security personnel, police officers and civilian users worldwide. Our In-Ear Headsets provide high levels of sound protection, fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets allow wearing with any helmet type to reduce head injuries, allow wearing any earwear and in any weather condition. Our technology provides active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness. Our new upgraded “drone detection” headset, sound leak test and prerecorded messages technologies provide additional, unique, features and protection level to operators in modern combat arenas. The Company is developing an AI-powered wearable drone-detection and early-warning platform intended for military and security applications.

For additional information about the Company please visit: https://silynxcom.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the Company’s entry into the C-UAS market; strategically targeting the counter-drone defense market; the development, anticipated capabilities, attributes , and potential market acceptance of the wearable drone-detection and mesh-networking platform; the intention of the Company to address a broader range of military customers, operational requirements and defense procurement programs, creating the potential for a new business line and an additional growth engine alongside the Company’s existing business; the anticipated benefits of the platform; and the growth and opportunities of the C-UAS market. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026, and other documents filed with or furnished to the SEC, which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets and Investor Relations Contact

ir@silynxcom.com

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